Mail Stop 3561

March 3, 2006

Mr. Melvin J. Melle
Chief Financial Officer
The Hallwood Group Incorporated
3710 Rawlins, Suite 1500
Dallas, Texas 75219

  RE: The Hallwood Group Incorporated
        Form 10-K for Fiscal Year Ended December 31, 2004
        Filed March 31, 2005
        Form 10-K/A for Fiscal Year Ended December 31, 2004
        Filed February 14, 2006
        Forms 10-Q for Fiscal Quarters Ended March 31, June 30, and
        September 30, 2005
        File No. 1-8303

Dear Mr. Melle:

We have completed our review of your Form 10-K and related filings and
have no further comments at this time.

Sincerely,

George F. Ohsiek, Jr.
Branch Chief